02045030

# FORM 6-K

**SECURITIES AND EXCHANGE COMMISSION**

Washington, D.C. 20549



**Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**

For the month of May 2002

**QXL ricardo PLC**

Landmark House
Hammersmith Bridge Road
London W6 9EJ
United Kingdom
Tel: 44-208-962 7100

(Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.]

CRGH

QXL ricardo PLC

Date 26/6/02

By

Robert Dighero
Chief Financial Officer and Director

Landmark House
Hammersmith Bridge Road
London W6 9EJ
T: 020 8962 7100 F: 020 8962 7335

PRESS RELEASE

**QXL ricardo plc** - Fourth Quarter and Full Year Results **Friday, 3 May 2002**

**Continued increase in transaction volumes and the sixth successive quarter of reduced operating expenses underlining further progress towards profitability**

QXL ricardo plc ("QXL" or the "Group"; LSE: QXL.L; Nasdaq: QXLC; Frankfurt: QXL.F), the pan-European online auction company, today announces results for the fourth quarter and the year ended 31 March 2002.

Commenting on the results Mark Zaleski, Chief Executive Officer, said:
"The results for the year show solid growth in the transactions conducted across our 12 country operations. Agency Gross Auction Value grew over 36% and trading loss decreased 49%, reflecting the benefits of the substantial changes we have made to the business throughout the year. We are particularly pleased with the growth in transaction volumes in the fourth quarter and are confident that the significant progress we have made during the year in enhancements to the customer offering, monetisation and cost control will continue to help us in our drive to profitability."

Year ended 31 March 2002 – Highlights

- Agency Gross Auction Value increased 36% to £102.3 million for the year, compared to £75.6 million for the year ended 31 March 2001
- Gross profit increased 84% to £4.9 million, compared to £2.7 million for the year ended 31 March 2001
- Monetisation rate increased to 4.7% from 2.3% in the year ended 31 March 2001
- Operating expenses decreased 42% to £30.1 million, compared to £52.1 million for the year ended 31 March 2001
- Trading loss decreased 49% to £25.2 million, compared to £49.5 million for the year ended 31 March 2001
- Total members increased to 4.0 million at 31 March 2002, a 38% increase compared to the figure at 31 March 2001
- Cash and funding facilities, if fully drawn, of £24.8 million at year end

Fourth quarter ended 31 March 2002 – Highlights

- Agency Gross Auction Value decreased 10% to £26.8 million, compared to £29.7 for the quarter ended 31 March 2001 but increased 9% over the previous quarter
- Gross profit increased 26% to £1.3 million, compared to £993,000 for the quarter ended 31 March 2001
- Operating expenses decreased 40% to £6.5 million, compared to £10.7 million for the quarter ended 31 March 2001

- Trading loss decreased 47% to £5.2 million, compared to £9.7 million for the quarter ended 31 March 2001
- Monetisation rate increased to 4.7% from 3.1% for the quarter ended 31 March 2001

For further enquiries please contact:

**QXL ricardo plc**
Mark Zaleski, Chief Executive Officer ) Tel: 020 7831 3113 on 3 May 2002
Robert Dighero, Chief Financial Officer
Alison Cabot, VP Communications ) all other dates: 020 8962 7231

**Financial Dynamics**
James Melville-Ross ) Tel: 020 7831 3113
Juliet Clarke

## Financial and Operating Data Highlights

(All financial data in thousands, UK GAAP)

| | Quarter Ended 31 March 2002 | Quarter Ended 31 March 2001 | Year Ended 31 March 2002 | Year Ended 31 March 2001 |
|---|---|---|---|---|
| Turnover | £1,244 | £3,122 | £5,415 | £15,055 |
| Gross Profit | £1,251 | £993 | £4,875 | £2,653 |
| Trading loss | £5,200 | £9,729 | £25,225 | £49,477 |
| Loss on ordinary activities | £14,225 | £18,594 | £39,930 | £143,144 |
| Gross auction value[1] | | | | |
| Agency | £26,802 | £29,713 | £102,311 | £75,593 |
| Principal | neg | £1,960 | £615 | £13,683 |
| Total | £26,802 | £31,673 | £102,926 | £89,276 |
| Number of members at end of period[2] | 3,956 | 2,871 | 3,956 | 2,871 |

*(1) Gross auction value represents the aggregate sales price, inclusive of applicable value-added tax, of all merchandise and services for which an auction was successfully concluded (i.e. there was at least one bid at or above the specified minimum or reserve price, whichever is higher).*

*(2) We define a member as a person who has completed our registration process.*

### Reconciliation of Trading loss to Loss on ordinary activities

| | Quarter Ended 31 March 2002 £'000 | Quarter Ended 31 March 2001 £'000 | Year Ended 31 March 2002 £'000 | Year Ended 31 March 2001 £'000 |
|---|---|---|---|---|
| **Trading loss** | **5,200** | **9,729** | **25,225** | **49,477** |
| Goodwill amortisation | 1,728 | 4,296 | 7,850 | 16,304 |
| Exceptional goodwill impairment | 4,508 | 4,708 | 4,508 | 77,941 |
| National Insurance on options | - | - | - | (2,378) |
| Provision for irrecoverable VAT | 538 | - | 538 | - |
| Exceptional fixed asset impairment | 2,526 | - | 2,526 | - |
| Restructuring costs | - | 216 | - | 924 |
| **Total operating loss** | **14,500** | **18,900** | **40,647** | **142,268** |
| Share of joint venture | - | - | - | 3,417 |
| Net interest receivable | (275) | (306) | (716) | (2,541) |
| **Loss on ordinary activities before taxation** | **14,225** | **18,594** | **39,931** | **143,144** |

## Chief Executive Officer's Review

Throughout the last year we have concentrated on our pursuit of achieving profitability. A number of key milestones have been passed: our five main acquisitions have been thoroughly integrated and the business model has been fully migrated to an agency-based structure. Monetisation of the customer base is progressing well: fees have been introduced in the majority of our country operations and over 90% of Gross Auction Value is now monetised. Trading loss has decreased significantly, operations have been streamlined and resources have been realigned to meet the needs of a fundamentally changed and more customer-focussed business.

As a result of these changes, we have seen strong performance in the business for the year ended 31 March 2002 compared to the previous year. Agency Gross Auction Value (GAV) increased 36% to £102.3 million for the year (2001: £75.6 million) and gross profit increased 84% demonstrating the strong performance, and our execution, of the business model. With a continuing emphasis on cost optimisation, trading loss decreased 49% for the year to £25.2 million compared to £49.5 million in the year ended 31 March 2001.

### Fourth quarter highlights

*Underlying growth*

During the year, we increased the number of countries where we charge for our services from five to eight resulting in over 90% of our Gross Auction Value now being monetised. Gross Auction Value increased 9% over the third quarter despite recent fee introductions still impacting some countries. More importantly, we continue to see very strong growth in transaction volumes, with a 23% increase over the last quarter. As we increased the number and profile of sellers on our sites and consequently increased the variety of products on offer the average transaction value for the quarter decreased to approximately £38, down from £43 in the previous quarter and down from £48 for the quarter ended 31 March 2001. This 21% decrease in average transaction value compared to a the quarter ended 31 March 2001 has resulted in a 10% decrease in GAV compared to the quarter ended 31 March 2002, despite the healthy increase in transaction volumes.

In early April, we introduced an additional revenue stream programme which offers sellers the opportunity to select various ways to make their auction stand out, ranging from homepage placements to highlighting the auction within a search result. The fees for these promotional packages vary by country but range from approximately £0.75 for a bold title to £19.95 for homepage placement.

In line with many other companies, we experienced a quarter on quarter decrease in advertising revenues due to the general decline in online advertising and a seasonally strong December quarter. We are also placing decreased importance on advertising opportunities on our sites where we do not see a clear customer benefit. Despite this reduction in advertising revenues, gross profit excluding advertising continued to increase. Going forward, we expect the fees from our recently introduced promotional placements to become an increasingly important contributor to gross profit.

*Reduced losses*

Over the last six quarters we have consistently achieved significant reductions in trading loss, with a 3% decrease over the quarter ended 31 December 2001 and a 47% decrease from £9.7 million in the quarter ended 31 March 2001. Looking forward, we believe that the steps taken during the year to streamline the business, specifically in the areas of technology, sales and marketing and corporate overheads, will result in further cost improvements.

*Marketing strategy*

Our customers are as passionate about auctions as we are. We have continued to focus on our customer proposition and have engaged in an active dialogue with both buyers and sellers and listened closely to their thoughts on our service. As a result we have continued to improve our auction platform, making it easier for our buyers and sellers to help themselves to be more successful.

One area that we addressed during the quarter was the speed of our site, one measure of which is the size of the homepages of our country operations. As a result of this focus, each one of our homepages is now under our target size of 80kb, putting us at the leading edge of e-commerce sites. We have also focussed on fine tuning our site's user interface, improving our search facility and upgrading our seller tools.

Over the past year, we have invested in marketing and information systems, processes and people in order to better manage our costs and improve the return on our marketing spend. By using systems such as DARTmail and Intellitracker, we have significantly improved the effectiveness of our direct marketing and customer acquisition activities.

***Co-branding programme update***

We are very pleased with the initial results of our Co-branding programme, which commenced in February 2002. A number of partnerships have been signed and launched, others will be launched shortly, and many deals are in the pipeline. Some examples of co-branded partnerships include:

- MSN, Europe's number one web destination, in Norway and Sweden
- 78 English football clubs via our agreement with Premium TV, ntl's sports rights and content subsidiary which manages the club sites
- In the Netherlands with Ilse, a leading portal, and with computer sites HCC, Tweakers and VNU.net
- Bild.de, one of the leading general interest portals in Germany with more than 10 million visits per month
- The major Polish portals Onet.pl and Gazeta.pl and the GSM portals Miasto Plusa and Telegon
- Directmedia, the leading music distributor, and Sunrise, a major portal and telecommunication provider in Switzerland, in addition to FUST, one of the largest Swiss retailers
- Scandinavia Online, the leading portal in Norway

## Financial Review

### *Fourth quarter highlights*

The Group's fourth quarter results demonstrated an increase in transaction volumes with a continued reduction in operating expenses and a decrease in trading loss compared to the previous quarter despite a drop in gross profit due to weaker advertising revenues in the quarter.

For the quarter ended 31 March 2002, the Group completed agency-based auctions of merchandise and services with an aggregate gross auction value of £26.8 million. This represented almost the entire gross auction value in that period, a 10% decrease in the value of agency-based auctions over the quarter ended 31 March 2001 and a 9% increase over the quarter ended 31 December 2001.

Turnover for the quarter ended 31 March 2002 decreased 15% to £1.2 million from £1.45 million for the quarter ended 31 December 2001 as a result of a decrease in advertising revenues. Due to the Group's successful migration to an agency-based business, the figure represented a 60% decrease over the quarter ended 31 March 2001. This decrease arises because in the agency-based model the Group records only the value of its commission as turnover instead of the full value of the transaction.

Due to the Group's focus purely on agency-based transactions, cost of sales remained negligible as in the previous quarter. In the quarter ended 31 March 2001 the Group had recorded cost of sales of £2.1 million as a result of conducting auctions on a principal basis.

Gross profit for the quarter decreased 14% to £1.3 million from £1.4 million in the quarter ended 31 December 2001 and increased 26% from £993,000 in the quarter ended 31 March 2001. The decrease compared to the previous quarter was due to a drop in advertising revenues from the seasonally stronger December quarter. As a result, gross profit as a percentage of gross auction value decreased to 4.7% for the quarter ended 31 March 2002 from 5.8% in the previous quarter but increased from 3.1% in the quarter ended 31 March 2001.

Sales and marketing expenses (excluding goodwill) increased 13% to £4.2 million for the quarter ended 31 March 2002, from £3.8 million for the quarter ended 31 December 2001 and decreased 19% from £5.3 million in the quarter ended 31 March 2001.

Technology and development costs (excluding exceptional items and goodwill) decreased 20% to £1.2 million in the quarter ending 31 March 2002 from £1.5 million in the quarter ended 31 December 2001 and decreased 66% from £3.6 million in the quarter ended 31 March 2001. This decrease resulted from a continued focus on streamlining technology operations and procedures.

General and administrative costs (excluding exceptional items) decreased 32% to £1.0 million in the quarter ended 31 March 2002, from £1.5 million in the quarter ended 31 December 2001 and decreased 57% from £2.4 million in the quarter ended 31 March 2001. The decline was due to a continued rationalisation of overhead costs and focus on cost management across the Group.

Goodwill charges in the quarter ended 31 March 2002 amounted to £6.2 million, including an exceptional goodwill impairment charge of £4.5 million, compared to a total of £1.8 million in the previous quarter and £9.0 million in the quarter ended 31 March 2001.

Trading loss (Operating loss before goodwill and exceptionals) in the quarter ended 31 March 2002 decreased 3% to £5.2 million from £5.4 million in the quarter ended 31 December 2001 and decreased 47% from £9.7 million in the quarter ended 31 March 2001.

Losses on ordinary activities before taxation in the quarter ended 31 March 2002 were £14.2 million compared to losses of £7.1 million in the quarter ended 31 December 2001 and £18.6 million in the quarter ended 31 March 2001.

On 19 March 2002, the Company raised £930,000 by the issue of 40,455,958 Ordinary Shares at an average price of 2.2988 pence per share pursuant to its £15 million Equity Commitment. £10.67 million of the Equity Commitment remains outstanding.

*Year ended 31 March 2002*

For the year ended 31 March 2002, the Group completed agency-based auctions of merchandise and services with an aggregate gross auction value of £102.3 million. This represented approximately 99% of the gross auction value in that period and a 36% increase over the previous year figure of £75.6 million. For the year ended 31 March 2002, the Group completed principal-based online auctions of merchandise and services with an aggregate gross auction value of £615,000, representing approximately 1% of the gross auction value in that period and a 96% decrease over the previous year's figure of £13.7 million.

Despite the increase in operating activity, turnover for the year ended 31 March 2002, decreased by 64% to £5.4 million from £15.1 million for the year ended 31 March 2001. This expected decrease in turnover was due to the Group's migration from a principal-based auction model, where it booked the full value of the transaction as turnover, to an agency-based business model where it books only the commission it receives on a transaction as turnover.

Cost of sales for the year ended 31 March 2002 decreased 96% to £540,000 from £12.4 million for the year ended 31 March 2001. The decrease was primarily due to the significant decrease in the value of auctions conducted on a principal basis.

Gross profit for the year ended 31 March 2002 increased 84% to £4.9 million from £2.7 million over the year ended 31 March 2001. The increase was due to the roll-out of fee structures to an increased number of countries and an increase in transaction volumes. Gross profit as a percentage of gross auction value increased to 4.7% for the year ended 31 March 2002 from 2.3% for the previous year.

Sales and marketing expenses (excluding exceptional items and goodwill) for the year ended 31 March 2002 decreased 39% to £17.7 million from £29.1 million for the year ended 31 March 2001. This significant decrease resulted from an increased focus on cost effective marketing and significant improvements in the Group's analytical systems and data mining capabilities that have allowed it to further optimise its marketing spend.

Technology and development costs (excluding exceptional items and goodwill) for the year ended 31 March 2002 decreased 46% to £7.0 million from £13.1 million for the year ended 31 March 2001. These decreased costs resulted from the rationalisation and integration of multiple auction systems and platforms that had been acquired in the previous financial year. The Group saw progressive improvement in its technology costs throughout the year.

General and administrative costs (excluding exceptional items and goodwill) for the year ended 31 March 2002 decreased 45% to £5.5 million from £10.0 million in the year ended 31 March 2001 as the Group rationalised overhead acquired as a result of acquisitions in the previous financial year. In addition, due to the move away from online auctions in which the Group acts as principal, warehouse and logistics costs and associated overhead have also decreased significantly.

Trading loss (Operating loss before exceptional items and goodwill) in the year ended 31 March 2002 was £25.2 million compared to £49.5 million in the year ended 31 March 2001.

In the year to 31 March 2002 the Group recorded the following non-cash exceptional and goodwill related charges:

• Exceptional goodwill impairment charges of £4.5 million relating to goodwill acquired on the acquisitions of Bidlet and ricardo in the year ending 31 March 2001.

• Goodwill amortisation of £7.9 million.

• An exceptional fixed asset impairment charge of £2.5 million relating to a review of the realisable value of computing assets and a write down of certain software including a purchased billing system which had caused problems with the timeliness of invoicing during the year in some countries, but has now been replaced.

• An exceptional provision for irrecoverable VAT of £538,000 relating to a dispute with the VAT authorities in France.

As a result, losses on ordinary activities before taxation in the year ended 31 March 2002 were £39.9 million compared to losses of £143.1 million in the year ended 31 March 2001.

Our loss per ordinary share for the year was 5.3p, compared to a loss of 30p for the year ended 31 March 2001.

In November 2000, the Company announced that it had agreed a financing facility of up to £30 million. Under the terms of the agreement, which were amended in January 2001, the Company agreed to issue convertible bonds in three tranches of £5 million (the "Convertible Bonds"). The Company also secured up to a further £15 million through an Equity Commitment, under which the Company would issue new ordinary shares.

The first £5 million tranche of Convertible Bonds were issued on 14 February 2001, the second £5 million tranche of Convertible Bonds were issued on 31 May 2001 and the third £5 million tranche of Convertible Bonds were issued on 9 November 2001. All of the funds relating to the Bonds were received on or around the date of issue.

To date, the Company has issued shares on three occasions in connection with the Equity Commitment. On 29 June 2001 the Company raised £2.5 million by the issue of 33,799,313 Ordinary Shares at a price of 7.3966 pence per share. On 26 July 2001 the Company raised a further £900,000 by the issue of 21,058,050 Ordinary Shares at a price of 4.2739 pence per share. On 19 March 2002, the Company raised £930,000 by the issue of 40,455,958 Ordinary Shares at an average price of 2.2988 pence per share.

At 31 March 2002 the Group had cash and cash equivalents of £14.1 million and further funding facilities as outlined above of £10.67 million, providing, if fully drawn, a total of £24.8 million of financing.

## Board Changes

During the year, Mark Zaleski joined the Board and was appointed Chief Executive Officer, taking over from Jim Rose, who now serves as non-executive Deputy Chairman. Today, Jan Gesmar-Larsen joins the board as a non-executive director. Jan previously was the head of the European operations of Dell Computer Corporation and prior to that Apple Computer, Inc. and has held several other senior positions in major global companies. He replaces Peter Englander, who has resigned from the board with effect from today.

## Current Trading and Outlook

As a pan-European e-commerce business with a proven business model, we are very pleased with the progress we have made in the year. We have been particularly successful with many of the marketing initiatives we have introduced and have high expectations of our Co-branding programme, which we will continue to expand. We also remain fully focussed on enhancing the experience for our customers in order to continue to provide the essential e-marketplace that allows buyers and seller to trade effectively. The underlying strength of our transactional model has allowed us to increase transaction volumes during the year while continuing to reduce our cost base.

We are on track to have a number of countries trade profitably in the next quarter and expect operating cashflow to continue to be positively impacted by our ongoing cost control programme. These factors give us confidence in the outlook for the business as we continue to drive towards profitability.

**QXL ricardo plc**
**Fourth Quarter and Full Year Results – UK GAAP**

| | Quarter Ended 31 March 2002 Unaudited £'000 | Quarter Ended 31 March 2001 Unaudited £'000 | Year Ended 31 March 2002 Unaudited £'000 | Year Ended 31 March 2001 Audited £'000 |
|---|---|---|---|---|
| **Turnover** | 1,244 | 3,122 | 5,415 | 15,055 |
| Cost of Sales | (7) | 2,129 | 540 | 12,402 |
| **Gross Profit** | 1,251 | 993 | 4,875 | 2,653 |
| Distribution Costs | 11,422 | 10,230 | 31,830 | 116,332 |
| Administrative Expenses | 4,329 | 9,663 | 13,691 | 28,590 |
| **Operating Loss** | (14,500) | (18,900) | (40,646) | (142,268) |
| Share of joint venture | - | - | - | (3,417) |
| Net interest receivable | 275 | 306 | 716 | 2,541 |
| **Loss on ordinary activities before taxation** | (14,225) | (18,594) | (39,930) | (143,144) |
| Tax on loss on ordinary activities | - | - | - | - |
| Minority Interest | 687 | 2,462 | 2,000 | 4,103 |
| **Retained Loss** | (13,538) | (16,132) | (37,930) | (139,041) |
| **Operating Expenses above analysed as:** | | | | |
| Sales & marketing | 4,247 | 4,911 | 17,655 | 29,117 |
| Exceptional goodwill impairment | 4,508 | 1,963 | 4,508 | 72,948 |
| Goodwill amortisation - S&M | 2,667 | 3,356 | 9,667 | 14,267 |
| **Distribution Costs** | 11,422 | 10,230 | 31,830 | 116,332 |
| General and administrative | 1,022 | 2,360 | 5,500 | 9,977 |
| Goodwill amortisation – Technology & Development | (939) | 890 | (1,817) | 2,037 |
| Exceptional fixed asset impairment | 2,526 | - | 2,526 | - |
| Exceptional goodwill impairment – Technology and Development | - | 2,745 | - | 4,993 |
| Technology & Development | 1,194 | 3,561 | 7,041 | 15,060 |
| National Insurance on Options | - | - | - | (2,375) |
| Provision for irrecoverable VAT | 538 | - | 538 | - |
| Restructuring costs | - | 226 | - | 924 |
| Share based compensation | (12) | (119) | (97) | (23) |
| **Administrative Expenses** | 4,329 | 9,663 | 13,691 | 28,590 |

| | Quarter Ended 31 March 2002 Unaudited £'000 | Quarter Ended 31 March 2001 Unaudited £'000 | Year Ended 31 March 2002 Unaudited £'000 | Year Ended 31 March 2001 Audited £'000 |
|---|---|---|---|---|
| **Loss per equity share (basic & diluted)** | | | | |
| Loss after taxation | (13,538) | (16,132) | (37,930) | (139,040) |
| Weighted average number of ordinary shares outstanding ('000) | 789,267 | 606,858 | 713,374 | 462,706 |
| Net loss per share (basic and diluted) - pence | (1.7) | (2.7) | (5.3) | (30.0) |
| **Statement of total recognised gains and losses** | | | | |
| Retained loss | (13,538) | (16,132) | (37,930) | (139,041) |
| Prior Year Adjustment | - | - | - | 9,125 |
| Exchange adjustments | 333 | (61) | (233) | 170 |
| **Total recognised loss for the period** | **(13,205)** | **(16,193)** | **(38,163)** | **(129,746)** |

*Prior period comparatives restated to reflect the effective 2-for-1 bonus issue in April 2000.*

## QXL ricardo plc
## Consolidated Balance Sheet - UK GAAP

| | 31 March 2002 Unaudited £'000 | 31 March 2001 Audited £'000 |
|---|---|---|
| **Fixed Assets:** | | |
| Intangible Assets | 10,727 | 23,955 |
| Tangible Assets | 1,050 | 6,337 |
| Investments | 25 | 232 |
| | 11,802 | 30,524 |
| **Current Assets:** | | |
| Stock | 34 | 295 |
| Debtors and prepayments | 3,656 | 7,900 |
| Cash at hand and at bank | 14.093 | 24.285 |
| | 17,783 | 32,480 |
| Creditors amounts falling due within 1 year | (5200) | (13,380) |
| **Net Current assets:** | **12,583** | **19,100** |
| **Total Assets less Current Liabilities** | **24,385** | **49,624** |
| Creditors: amounts falling due after 1 year | (91) | (413) |
| Convertible Bonds | (14,632) | (5,011) |
| Provisions for liabilities & charges | - | - |
| **Net Assets** | **9,662** | **44,200** |
| Called up share capital | 837 | 635 |
| Share capital to be issued | - | - |
| Share premium account | 225,637 | 218,856 |
| Merger reserve | 9,137 | 9,137 |
| Profit & Loss account | (225,215) | (187,053) |
| **Total equity shareholders' funds** | **10,396** | **41,575** |
| Equity Minority Interest | (734) | 2,625 |
| **Capital Employed** | **9,662** | **44,200** |

## QXL ricardo plc
## Consolidated Cashflow Statement – UK GAAP

| | Year Ended 31 March 2002 Unaudited 000's | Year Ended 31 March 2001 Audited 000's |
|---|---|---|
| **Net cash outflow from operating activities** | (24,503) | (56,004) |
| **Returns on investments and servicing of finance** | | |
| Interest received | 1,005 | 2,715 |
| Interest paid | (3) | (25) |
| Debt issue costs | - | (241) |
| | 1,002 | 2,449 |
| **Capital expenditure and financial investment** | | |
| Purchase of tangible fixed assets | (301) | (2,417) |
| Sale of tangible fixed assets | 92 | - |
| | (209) | (2,417) |
| **Acquisitions** | | |
| Payments to acquire trades or businesses | - | (12,261) |
| Cash acquired through acquisitions | - | 11,214 |
| | - | (1,047) |
| **Cash outflow before management of liquid resources and financing** | (23,710) | (57,019) |
| **Management of liquid resources** | | |
| Increase /(Decrease) in short-term deposits | 13,042 | 56,125 |
| **Financing** | | |
| Gross receipts from issuing shares and warrants | 4,341 | 603 |
| Convertible bonds | 10,000 | 5,000 |
| Issue costs of equity shares and warrants | (570) | (1,667) |
| Capital element of finance lease repaid | (253) | (294) |
| | 13,518 | 3,642 |
| **Increase/(Decrease) in cash in the period** | (2,850) | 2,748 |

*The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the Group in respect of the financial year ended 31 March 2001 have been given a report by the Group's auditors which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act*

*Copies of this Preliminary Report will be sent to shareholders shortly. Additional copies are available from the Group's registered office Landmark House, Hammersmith Bridge Road, London W6 9EJ*

There is no information in 6F.2(b) to (g) of the Listing Rules of the UK Listing Authority that is required to be disclosed in relation to Mr Gesmar-Larsen.

**Current and Previous Directorships:**

| **Company** | **Date of Resignation** |
|---|---|
| Apax Partners Limited | |
| Bang & Olufsen A/S | |
| Capital One Inc. Europe | |
| Danske Venture Partners | |
| Dell Computer Corporation | September 1999 |

### *Background on QXL ricardo*

QXL ricardo plc ("QXL") is a pan-European online auction community, conducting online auctions in eleven languages and twelve currencies. The QXL online auction community facilitates trading 24 hours a day, seven days a week in an efficient, convenient and entertaining environment, enabling buyers to bid on merchandise and services from across Western Europe which are sold by QXL members and merchants. QXL also enables sellers to locate and trade with buyers in new geographic markets. A wide selection of merchandise and services is available on its online auction community, ranging from computer software and hardware, consumer electronics, household appliances and collectibles to travel-related items and sports equipment. QXL is a publicly traded company with its shares listed on the Official List of the United Kingdom Listing Authority, the Nasdaq National Market and the Frankfurt Stock Exchange.

QXL provides access to the QXL trading community in:
UK - www.qxl.com and www.qxl.co.uk; Germany - www.ricardo.de; France - www.qxl.fr; Italy - www.qxl.it; Netherlands - www.ricardo.nl; Norway - www.qxl.no; Denmark - www.qxl.dk; Spain - www.qxl.es; Poland - www.allegro.pl; Sweden - www.qxl.se; Finland - www.qxl.fi; Switzerland - www.ricardo.ch

This press release may contain forward-looking statements that relate to the Company's plans, objectives, estimates and goals. The Company's business is subject to numerous risks and uncertainties, including risks associated with funding requirements, acquisitions, only having a limited operating history; regulation of auctions and the Internet, probable variability in the Company's quarterly operating results, the Company's results of operations not being indicative of future performance, significant losses being incurred as a result of expansion of the Company's business, dependence on growth of online commerce market, risks associated with development and growth of the Company's foreign language web sites; intense competition, failure to develop the Company's brand, failure to expand the Company's systems; risks associated with managing internal growth and retaining and recruiting personnel, international expansion; online commerce security, risks associated with not developing new services, features and functions, risks associated with intellectual property rights, fraudulent activity of our members and suppliers, and seasonality. These and other risks and uncertainties, which are described in more detail in the Company's Registration Statement dated 7 October 1999, on Form F-1 and Annual Report dated 28 September 2001 on Form 20-F filed with the US Securities and Exchange Commission, in the Company's prospectuses and listing particulars filed with the UK Listing Authority and the Registrar of Companies in England and Wales (the most recent being dated 11 March 2002), in the German Sales and Listing Prospectus dated 23 October 2000 filed with the Frankfurt Stock Exchange (as supplemented on 10 November 2000), could cause the Company's actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.